UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                         For the date of 29 July, 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





FOR IMMEDIATE DELIVERY                                    29 JULY 2005

                           Allied Irish Banks, p.l.c.

                           New Bankcentre Development

Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) today announces that it has completed certain transactions in relation to part of its Bankcentre site (the site) at Ballsbridge, Dublin 4.

The site has been sold to the Serpentine Consortium, a syndicate of private individuals and companies assembled by AIB Private Banking and Goodbody Stockbrokers. The Serpentine Consortium was selected following an open market competitive bidding process.

Separately the Serpentine Consortium has engaged Blogram Limited, a subsidiary of AIB, to develop the site.

The total sum to be paid by the Serpentine Consortium for the purchase and subsequent development of the site is EUR367.75 million in cash. The book value of the site is EUR1.2 million.

The development will extend to a total area of 324,766 square feet. Upon completion, it is intended that the development will be let to a company in the AIB Group for a period of up to 31 years under a lease with a break clause, exercisable by the tenant after 23 years. The initial annual rent payable by the tenant will be EUR16.117 million per annum and will be subject to adjustment in subsequent five year rent reviews. It is anticipated that this cost will be more than offset by savings on rent and other costs elsewhere.

The capital benefit (i.e. the profit after taxation) to AIB generated from the transactions is in the region of EUR160 million. This benefit will be derived over 3 years, beginning in 2005. AIB will reinvest the proceeds of the transactions in its core banking business.

                                     -ENDS-

For further information please contact:
Alan Kelly                                       Catherine Burke
Head of Group Investor Relations                 Head of Corporate Relations
AIB Group                                        AIB Group
Bankcentre                                       Bankcentre
Ballsbridge                                      Ballsbridge
Dublin 4                                         Dublin 4
Tel: +353-1-6600311 ext. 12162                   Tel: +353-1-6600311 ext. 13894




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  29 July, 2005                                By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.